FMC

# FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com



May 31, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

**Subject: Jannock Properties Limited (File No. 82-5062)**
**Information Furnished Pursuant to Rule 12G3-2(b)**
**Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) News Release dated May 17, 2004;

(b) News Release dated May 28, 2004;

(c) Interim MD&A for the three months ended March 31, 2004;

(d) Interim Financial Statements for the three months ended March 31, 2004;

(e) Form 52-109F2 - Certification of Interim Filings - CEO;

(f) Form 52-109F2 - Certification of Interim Filings - CFO; and

(g) BC Form 51-901F - Quarterly and Year End Report dated May 28, 2004.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

**FRASER MILNER CASGRAIN LLP**

Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2181408_1.DOC

# Jannock Properties Limited

## Press Release



May 17, 2004

**Jannock Properties Limited reports agreements on sale of Milton properties.**

TORONTO, ONTARIO—Jannock Properties Limited today announced sale agreements that are expected to result in the sale of the three blocks of land it owns in Milton.

A 48 acre block of land in Milton was sold in April for $3.1 million of which $0.6 million was cash with the balance being a vendor mortgage which is due in 2007.
A conditional agreement has been made to sell the remaining 78 acre and 223 acre parcels to a consortium of local landowners and a developer for $2,700,000. This agreement is subject to a variety of conditions and is not expected to be completed until late 2004.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 150 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

# Jannock Properties Limited

## Press Release



May 28, 2004

**Jannock Properties Limited reports March 31, 2004 results.**

TORONTO, ONTARIO—Jannock Properties Limited today reported a net loss of $70,000 ($0.00 per share) for the First Quarter of 2004 compared with a loss of $158,000 ($0.00 per share) for the same period in 2003.

**Real Estate**

There were no land sales in the First Quarter of 2004.

In February 2004, the Company received a ruling from the Ontario Municipal Board, which denied its application to have the 221 acre Britannia site zoned for residential, office and institutional uses and determined that the City of Mississauga designations for Employment Uses were to remain in force for the future redevelopment of the property. Following this ruling, the Company received notice from Mattamy Development Corporation (Mattamy) terminating an agreement for Mattamy to acquire the Britannia Road site for $28 million due to the Company's inability to meet specified zoning conditions. A deposit of $1 million, which was received from Mattamy at the time the agreement was made, was repaid in April 2004.

A 48 acre block of land in Milton was sold in April 2004 for $3.1 million of which $0.6 million was cash with the balance being a vendor mortgage which is due in 2007.

A conditional agreement has been made to sell the remaining 78 acre and 223 acre parcels in Milton to a consortium of local landowners and a developer for $2,700,000. This agreement is subject to a variety of conditions and is not expected to be completed until late 2004.

Mortgage receivables, including the sale of the 48 acre Milton property, now amount to $9 million that will be received over the next three years.

The Company is currently assessing the market value of the Britannia property in order to find the best way to realize its value.

The remaining properties consist of some industrial land in Burlington that is being actively marketed by real estate brokers.

**Cash Flows from Operations**

Cash used by operating activities in the First Quarter of this year amounted to $701,000 compared with $1,107,000 for the same period last year. The reduction mainly relates to costs that were incurred in 2003 associated with the Ontario Municipal Board hearing for the Britannia site. The increase in spending on general and administrative costs relates to items that were accrued in the second half of 2003 and were not paid until this year.

**Jancor Companies, Inc.**

Operating results in the first quarter were down from last year due to harsh weather conditions in January and February, higher resin costs and lower shipments of vinyl windows. Resin costs have been rising rapidly and the industry has been able to implement some price increases. It is not possible to draw any definite conclusions from the results at this time, as the first quarter is normally the weakest season of the year.

**Corporate Items**

The mandate for the Company is to dispose of its assets in manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). *Currently each Unit consists of one Class B common share and 150 Class A special* shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

**NOTICE**

**The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.**

## INTERIM BALANCE SHEET

*(in thousands of Canadian dollars)*

| | **MARCH 31 2004 (unaudited)** | DECEMBER 31 2003 |
|---|---|---|
| **ASSETS** | | |
| Land under development | **$ 3,626** | $ 3,531 |
| Land held for development | **7,242** | 7,057 |
| Mortgages receivable (note 3) | **6,335** | 6,256 |
| Future income taxes | **5,219** | 5,185 |
| Other assets | **146** | 93 |
| Cash and cash equivalents | **311** | 1,020 |
| Restricted cash held in trust | **1,051** | 1,043 |
| | **$ 23,930** | $ 24,185 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities (note 4) | **$ 694** | $ 887 |
| Deposits on land sales | **1,064** | 1,056 |
| | **$ 1,758** | $ 1,943 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (note 6) | **$ 53,401** | $ 53,401 |
| Contributed surplus | **6,868** | 6,868 |
| Deficit | **(38,097)** | (38,027) |
| | **$ 22,172** | $ 22,242 |
| | **$ 23,930** | $ 24,185 |

## INTERIM STATEMENT OF OPERATIONS AND DEFICIT

*(in thousands of Canadian dollars, except per share amounts)*

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | **2004 (unaudited)** | 2003 (unaudited) |
| Land sales (note 2) | **$ -** | $ 7 |
| Cost of sales | | |
| Provision for loss in value | | |
| Gross profit | **-** | 7 |
| Interest and other income | **98** | 7 |
| General and administrative costs | **(202)** | (251) |
| Loss before income taxes | **(104)** | (237) |
| Income taxes provided/(recovered) (note 5) - current | **1** | 4 |
| - future | **(35)** | (83) |
| Net loss for the period | **$ (70)** | $ (158) |
| Deficit - Beginning of period | **$ (38,027)** | $ (38,408) |
| Deficit - End of period | **$ (38,097)** | $ (38,566) |
| Net earnings per share | **$ (0.00)** | $ (0.00) |

## INTERIM STATEMENT OF CASH FLOWS

*(in thousands of Canadian dollars)*

| | THREE MONTHS ENDED MARCH 31 **2004** **(unaudited)** | 2003 (unaudited) |
|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Cash receipts | | |
| Receipts on sales of land | **$ 5** | $ 7 |
| Interest and other income received | **8** | $ 7 |
| Deposit received on land sale | **6** | 7 |
| Cash payments | | |
| Expenditures on land development | **(235)** | (840) |
| Income taxes paid/refunded | **(1)** | 7 |
| Payments of general and administrative and other | **(484)** | (270) |
| Interest paid | **-** | (25) |
| | **(701)** | (1,107) |
| **INVESTING ACTIVITIES** | | |
| Restricted cash | **(8)** | (7) |
| | **(8)** | (7) |
| **FINANCING ACTIVITIES** | | |
| Bank loan | **-** | 1,205 |
| | **-** | 1,205 |
| **INCREASE/(DECREASE) IN CASH** | **(709)** | 91 |
| **CASH BEGINNING OF PERIOD** | **$ 1,020** | $ 22 |
| **CASH END OF PERIOD** | **$ 311** | $ 113 |

## NOTES TO INTERIM FINANCIAL STATEMENTS

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2003 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.
The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.
*During the period ended* March 31, 2004 *and* 2003 *there were no land sales.*

3. Mortgages receivable

At March 31, 2004, mortgages receivable of $6,335 (December 31, 2003 - $6,256) included $1,236 due in May 2004 and $5,099 due in December 2005.
In addition, there is a mortgage of $80 (December 31, 2003 - $80) under an agreement for sale for which deposits received are less than 15% and accordingly this sale and receivable has not been recognized in these financial statements. Land under development includes the land costs relating to this transaction.

4. Accounts payable and accrued liabilities

At March 31, 2004, an amount of $597 (December 31, 2003 - $603) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

| | Three months ended | |
|---|---|---|
| | March 31, 2004 | March 31, 2003 |
| Loss before income taxes | $(104) | $(237) |
| Expected income taxes/(recovery) | $( 37) | $( 87) |
| Other | 3 | 8 |
| Total | $( 34) | $( 79) |

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2004, the Company had provided municipalities with letters of credit amounting to $1,181,000 (December 31, 2003 - $1,361,000) in support of its obligations to complete servicing requirements in connection with the development of its properties.

JANNOCK PROPERTIES LIMITED



**MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS**
**THREE MONTHS ENDED MARCH 31, 2004**
**May 28, 2004**

*All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2004 and the audited financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2004 and the audited financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2003.*

**Results of Operations – First Quarter 2004 versus First Quarter 2003**
There were no land sales in either the First Quarter of 2004 or the First Quarter of 2003.
General and administrative expenses in the First Quarter of 2004 amounted to $202,000 compared to $251,000 for the same period last year reflecting the cost reduction measures that were implemented in 2003. Included in 2004, is $22,000 for occupancy costs previously paid by Canada Brick under a lease of the Britannia office that was terminated in late 2003.

**Britannia 221 acre site**
In February 2004, the Company received a ruling from the Ontario Municipal Board (OMB), which denied its application to have the Britannia site zoned for residential, office and institutional uses and determined that the City of Mississauga designations for Employment Uses were to remain in force for the future redevelopment of the property. Following this ruling, the Company received notice from Mattamy Development Corporation (Mattamy) terminating an agreement for Mattamy to acquire the Britannia Road site for $28 million due to the Company's inability to meet specified zoning conditions. A deposit of $1 million, which was received from Mattamy at the time the agreement was made, was repaid in April 2004.
The Company is currently assessing the market value of the property, as an Employment Uses site, in order to find the best way of realizing value for shareholders.

**Outstanding Sales Agreements**
At March 31, 2004, one completed sales agreement valued at $80,000 has not been recorded because the deposit received was less than the 15% of the purchase price required to recognize land sales under the Company's accounting policy.
A sale of a block of land at Milton was completed in April 2004 and will be recorded in the Second Quarter of this year. In addition, a conditional sale agreement has been made to sell two other blocks of land in Milton (see Subsequent Events).
Currently the properties, which have not been sold under conditional sales agreements, consist of approximately 25 acres of saleable land in Burlington and the 221 acre Britannia Road property in Mississauga.

**Jancor Companies, Inc**
The Company has received unaudited financial information for Jancor Companies, Inc. (Jancor), which shows that revenues and earnings for the First Quarter of 2004 were down from the same period last year, due to harsh weather conditions in January and February, higher resin costs and lower shipments of vinyl windows.
Senior debt levels increased during the First Quarter in accordance with the seasonal increase in activity.
It is not possible to draw any definite conclusions from the results at this time, as the first quarter is normally the weakest season of the year.

**Cash Flows - – First Quarter 2004 versus First Quarter 2003**
Cash outflows from operating activities during the First Quarter of 2004 amounted to $701,000 compared to outflows of $1,107,000 for the same period last year. Cash receipts for the First Quarter of 2004 were $19,000 versus $21,000 for the First Quarter of last year. Cash payments in the First Quarter of 2004 were $720,000 compared with $1,128,000 for the same period last year. The higher spending last year was mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.
There were no cash flows for financing activities in the First Quarter of 2004. Cash outflows for financing activities in the First Quarter of 2003 consisted of the repayment of bank loans of $1,205,000.

**Financial Position**

Total assets at March 31, 2004 were $23,930,000 compared with $24,185,000 at December 31, 2003. Cash and cash equivalents decreased by $709,000 due to spending on development and general and administrative items.

Liabilities at March 31, 2004 were $1,758,000 compared with $1,943,000 at December 31, 2003.

At March 31, 2004, total vendor take-back mortgages that are held by the Company amounted to $6,415,000 (December 31, 2003 - $6,336,000) and consisted of:

a) $6,335,000 (December 31, 2003 - $6,256,000) that are carried as receivables on the balance sheet; and
b) $80,000 (December 31, 2003 - $80,000) that is not carried as a receivable on the Company's balance sheet, relating to a sales agreement where the deposit received to date is less than 15%.

These mortgages have various due dates until late 2005.

**Distributions**

No distributions have been made to shareholders in the three months to March 31, 2004.

**Risks and Uncertainties**

The unfavourable decision from the OMB on the Company's application to rezone the Britannia site has materially reduced the market value of this property and consequently the value of the Company.

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.

**Subsequent Events**

A 48 acre block of land in Milton was sold in April for $3.1 million, of which $0.6 million was cash with the balance being a vendor mortgage which is due in April 2007.

A conditional sale agreement has been reached to sell the remaining 78 acre and 223 acre properties in Milton for $2.7 million. Closing of this conditional sale cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that it will close or that the sales value will be realized.

**Additional Information relating to the Company**

During the three months to March 31, 2004, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At March 31, 2004, the only off-balance sheet transactions were letters of credit of $1,181,000 that were then issued in support of development expenditures, which are accrued or budgeted in the development costs.

The Company has filed an Annual Information Form for the year ended December 31, 2003, which is available on SEDAR at www.sedar.com.

JANNOCK PROPERTIES LIMITED



**NOTICE**

**The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.**

**INTERIM BALANCE SHEET**
*(in thousands of Canadian dollars)*

| | **MARCH 31 2004 (unaudited)** | DECEMBER 31 2003 |
|---|---|---|
| **ASSETS** | | |
| Land under development | **$ 3,626** | $ 3,531 |
| Land held for development | **7,242** | 7,057 |
| Mortgages receivable (note 3) | **6,335** | 6,256 |
| Future income taxes | **5,219** | 5,185 |
| Other assets | **146** | 93 |
| Cash and cash equivalents | **311** | 1,020 |
| Restricted cash held in trust | **1,051** | 1,043 |
| | **$ 23,930** | $ 24,185 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities (note 4) | **$ 694** | $ 887 |
| Deposits on land sales | **1,064** | 1,056 |
| | **$ 1,758** | $ 1,943 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (note 6) | **$ 53,401** | $ 53,401 |
| Contributed surplus | **6,868** | 6,868 |
| Deficit | **(38,097)** | (38,027) |
| | **$ 22,172** | $ 22,242 |
| | **$ 23,930** | $ 24,185 |

## INTERIM STATEMENT OF OPERATIONS AND DEFICIT

*(in thousands of Canadian dollars, except per share amounts)*

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | **2004** **(unaudited)** | 2003 (unaudited) |
| Land sales (note 2) | **$ -** | $ 7 |
| Cost of sales | | |
| Provision for loss in value | | |
| Gross profit | **-** | 7 |
| Interest and other income | **98** | 7 |
| General and administrative costs | **(202)** | (251) |
| Loss before income taxes | **(104)** | (237) |
| Income taxes provided/(recovered) (note 5) - current | **1** | 4 |
| - future | **(35)** | (83) |
| Net loss for the period | **$ (70)** | $ (158) |
| Deficit - Beginning of period | **$ (38,027)** | $ (38,408) |
| Deficit - End of period | **$ (38,097)** | $ (38,566) |
| Net earnings per share | **$ (0.00)** | $ (0.00) |

## INTERIM STATEMENT OF CASH FLOWS

*(in thousands of Canadian dollars)*

| | THREE MONTHS ENDED MARCH 31 2004 (unaudited) | 2003 (unaudited) |
|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Cash receipts | | |
| Receipts on sales of land | $ 5 | $ 7 |
| Interest and other income received | 8 | $ 7 |
| Deposit received on land sale | 6 | 7 |
| Cash payments | | |
| Expenditures on land development | (235) | (840) |
| Income taxes paid/refunded | (1) | 7 |
| Payments of general and administrative and other | (484) | (270) |
| Interest paid | - | (25) |
| | (701) | (1,107) |
| **INVESTING ACTIVITIES** | | |
| Restricted cash | (8) | (7) |
| | (8) | (7) |
| **FINANCING ACTIVITIES** | | |
| Bank loan | - | 1,205 |
| | - | 1,205 |
| **INCREASE/(DECREASE) IN CASH** | (709) | 91 |
| **CASH BEGINNING OF PERIOD** | $ 1,020 | $ 22 |
| **CASH END OF PERIOD** | $ 311 | $ 113 |

## NOTES TO INTERIM FINANCIAL STATEMENTS

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2003 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.
The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.
During the period ended March 31, 2004 and 2003 there were no land sales.

3. Mortgages receivable

At March 31, 2004, mortgages receivable of $6,335 (December 31, 2003 - $6,256) included $1,236 due in May 2004 and $5,099 due in December 2005.
In addition, there is a mortgage of $80 (December 31, 2003 - $80) under an agreement for sale for which deposits received are less than 15% and accordingly this sale and receivable has not been recognized in these financial statements. Land under development includes the land costs relating to this transaction.

4. Accounts payable and accrued liabilities

At March 31, 2004, an amount of $597 (December 31, 2003 - $603) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

| | Three months ended | |
|---|---|---|
| | March 31, 2004 | March 31, 2003 |
| Loss before income taxes | $(104) | $(237) |
| Expected income taxes/(recovery) | $( 37) | $( 87) |
| Other | 3 | 8 |
| Total | $( 34) | $( 79) |

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2004, the Company had provided municipalities with letters of credit amounting to $1,181,000 (December 31, 2003 - $1,361,000) in support of its obligations to complete servicing requirements in connection with the development of its properties.

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853



**Form 52-109FT2 - Certification of Interim Filings**

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited , (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

Ian C. B. Currie
President

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853



**Form 52-109FT2 - Certification of Interim Filings**

I Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited , (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

Brian W. Jamieson
Chief Financial Officer

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F**
(previously Form 61)

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF THE REPORT |
|---|---|---|
| Jannock Properties Limited | March 31, 2004 | May 28, 2004 |

| ISSUER ADDRESS |
|---|
| 2155 Britannia Road West, Unit 2 |

| CITY/PROVINCE/POSTAL CODE | ISSUE FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|
| Streetsville, Ontario, L5M 2G6 | (905) 821-1853 | (905) 821-4464 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Brian Jamieson | Chief Financial Officer and Secretary | (905) 821-4464 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| bjamie@jannockproperties.com | n/a |

## CERTIFICATE

***The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.***

| PRESIDENT AND DIRECTOR | PRINT FULL NAME | DATE SIGNED |
|---|---|---|
| (signed) | Mr. Ian Currie | May 28, 2004 |
| CHIEF FINANCIAL OFFICER AND SECRETARY | PRINT FULL NAME | DATE SIGNED |
| (signed) | Mr. Brian Jamieson | May 28, 2004 |

## SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended March 31, 2004 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended March 31, 2004:

| | | |
|---|---|---|
| a) | Deferred or expensed exploration | Not applicable |
| b) | Expensed research | Not applicable |
| c) | Deferred or expensed development | Not applicable |
| d) | Cost of sales | |
| | Expenditures on property development | $0 |
| | Land costs | $0 |
| | Development costs | $0 |
| e) | Marketing expenses | Not applicable |
| f) | General and administrative expenses | |
| | Personnel costs | $127 |
| | Directors fees | $13 |
| | Professional fees | $94 |
| | Office administration | $18 |

2. *Related party transactions*

None.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended March 31, 2004:

Nil.

b) Summary of options granted during the three month period ended March 31, 2004:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at March 31, 2004:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,344,789,800 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

| | |
|---|---|
| Ian C.B. Currie | Chairman of the Board |
| Ian C.B. Currie | President |
| Brian W. Jamieson | Chief Financial Officer and Secretary |

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended March 31, 2004 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".